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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 24, 2014.

Press release

GOOGLE and LUXOTTICA announce strategic partnership for Glass to develop innovative iconic wearable devices

Deal for Glass ushers in new market of smart eyewear

Milan (Italy), March 24th , 2014 — Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sales of premium, luxury and sports eyewear and Google Inc. (NASDAQ: GOOG), announce today they have agreed they will join forces to design, develop and distribute a new breed of eyewear for Glass.

Today’s announcement offers a far reaching strategic partnership between Luxottica and Google to work together  across multiple efforts on the creation of innovative iconic wearable devices. Through this relationship, Luxottica and Google, who are setting the pace in their respective industries, will match up high-tech developers with fashion designers and eyewear professionals. In particular, the two Corporations will establish a team of experts devoted to working on the design, development, tooling and engineering of Glass products that straddle the line between high-fashion, lifestyle and innovative technology.

Luxottica added that the two major proprietary brands of the Group, Ray-Ban and Oakley who has a 10-year heritage in wearable technology that has evolved from MP3 to HUD devices, will be a part of the collaboration with Glass; however details about these new products will be disclosed at a later stage.

“We are thrilled to announce our partnership with Google, and are proud to be once again setting the pace in the eyewear industry, as we have been, with more than 50 years of excellence.” Said Andrea Guerra, Chief Executive Officer of Luxottica Group.

“We live in a world where technological innovation has dramatically changed the way in which we communicate and interact in everything that we do. More importantly, we have come to a point where we now have both a technology push and a consumer pull for wearable technology products and applications. Seeing such a future, over the last years, Luxottica invested heavily in building-out our technology platforms and digital solutions to combine with our products excellence. We believe that a strategic partnership with a leading player like Google is the ideal platform for developing a new way forward in our industry and answering the evolving needs of consumers on a global scale. We believe it is high time to combine the unique expertise, deep knowledge and quality of our Group with the cutting edge technology expertise of Google and give birth to a new generation of revolutionary devices.”

“Luxottica has built an impressive history over the last 50 years designing, manufacturing and distributing some of the most successful and well-known brands in eyewear today.” Said Google Vice President and head of Google X Astro Teller. “We are thrilled to be partnering with them as we look to push Glass and the broader industry forward into the emerging smart eyewear market.”

The first collection generated by this partnership will combine high-end technology with avant-garde design offering the best in style, quality and performance. These forward-thinking devices will be the result of a new and unique strategic approach reflecting attention to detail, uncompromising quality and technology nurtured in the global market.  The sophistication and elegance of this new generation of products will be a dramatic step forward in an evolving category and elevate the consumer experience in this area.

Luxottica Group — Contacts

Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
E-mail: cristina.parenti@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

About Google

Google is a global technology leader, focused on improving ways people connect with information. Google’s innovations in web search and advertising have made its website a top Internet property and its brand one of the most recognized in the world.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
March 25, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER